UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _)*

Command Security Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

20050L100

(CUSIP Number)

Craig P. Coy

Command Security Corporation

512 Herndon Parkway, Suite A

Herndon, VA 20170

(703) 464-4735

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

January 3, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Craig P. Coy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 726,223

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 726,223

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Reporting Person 726,223

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.00% (based on 9,731,564 shares of common stock outstanding as of January 31, 2015)

14.	Type of Reporting Person (See Instructions) IN

ITEM 1.	Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.0001 per share, of Command Security Corporation, a New York corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 512 Herndon Parkway, Suite A, Herndon, Virginia 20170.

ITEM 2.	Identity and Background.

(a) The reporting person is Craig P. Coy (“Mr. Coy”).

(b) The business address of Mr. Coy is 512 Herndon Parkway, Suite A, Herndon, Virginia 20170.

(c) The present occupation of Mr. Coy is as Chief Executive Officer and a Director of the Issuer. The address of the principal executive offices of the Issuer is 512 Herndon Parkway, Suite A, Herndon, Virginia 20170.

(d) Mr. Coy has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Coy has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Coy is a citizen of the United States of America.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Effective January 3, 2012, Mr. Coy entered into an employment agreement (the “Employment Agreement”) with the Issuer, pursuant to which the Issuer granted Mr. Coy an option (the “Option”) to purchase an aggregate of 600,000 shares of the Issuer’s common stock. The Option vested in full on January 3, 2015. The Employment Agreement, along with the terms of the Option, are more fully described in the Current Report on Form 8-K filed on January 3, 2012, which is incorporated herein by reference.

On December 23, 2014, the Issuer and Mr. Coy entered into a letter agreement (the “Coy Letter”), pursuant to which Mr. Coy was granted an option (the “2015 Option”) to purchase an aggregate of 100,000 shares of the Issuer’s common stock, which will vest in equal monthly increments on the third day of each month, beginning on February 3, 2015 and ending on January 3, 2016. The Coy Letter, along with the terms of the 2015 Option, are more fully described in the Current Report on Form 8-K filed by the Issuer on December 23, 2014, which is incorporated herein by reference.

As previously disclosed in Mr. Coy’s Form 4 filings (filed August 13, 2012, August 21, 2012, August 24, 2012, September 7, 2012, and November 20, 2012), the Coy Consulting 401K Profit Sharing Plan owns 55,896 shares of the Issuer’s common stock. Mr. Coy is a trustee and the sole beneficiary of the Coy Consulting 401K Profit Sharing Plan. The shares were acquired with Mr. Coy’s personal funds.

As previously disclosed in Mr. Coy’s Form 4 filings (filed November 26, 2012 and November 28, 2012), Mr. Coy owns directly 28,660 shares of the Issuer’s common stock. The shares were acquired with Mr. Coy’s personal funds.

ITEM 4.	Purpose of Transactions.

The information set forth under Item 3 is incorporated herein by reference.

Although Mr. Coy currently has no specific plans or proposals to acquire or dispose of shares of common stock of the Issuer or any securities exercisable for or convertible into common stock of the Issuer other than in connection with Issuer compensatory awards of common stock or securities exercisable for or convertible into common stock, at any time and from time to time, he may directly or indirectly acquire additional shares of common stock or associated rights or securities exercisable for or convertible into shares of common stock or dispose of any or all of his common stock or its associated rights or securities exercisable for or convertible into common stock, depending upon an ongoing evaluation of his investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements and/or other investment considerations.

Other than as described above or in connection with (or as may arise in connection with) his duties as the Issuer’s Chief Executive Officer and a Director of the Issuer, Mr. Coy has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D. In performing his duties as Chief Executive Officer and a Director of the Issuer, Mr. Coy may be involved in pursuing or negotiating matters such as those listed in Items 4(a)-(j). If Mr. Coy’s involvement in such matters is in his capacity as Chief Executive Officer and/or a Director of the Issuer, Mr. Coy does not intend to disclose his involvement in pursuing or negotiating such matters unless he negotiates or pursues them in his capacity as a stockholder.

ITEM 5.	Interest in Securities of the Issuer.

(a) As of the date of this report, Mr. Coy (i) directly owns 28,660 shares of common stock of the Issuer, (ii) holds options to acquire 641,667 shares of common stock that are exercisable within 60 days, and (iii) indirectly owns as trustee and sole beneficiary of the Coy Consulting 401K Profit Sharing Plan, 55,896 shares of common stock. This totals 726,223 shares of common stock representing approximately 7.00% of the outstanding common stock of the Issuer (based on 9,731,564 shares of common stock outstanding as of January 31, 2015). The amount reported as beneficially owned by Mr. Coy does not include options to acquire 58,333 shares of common stock granted to Mr. Coy pursuant to the the Coy Letter described in Item 3 above that are not exercisable within 60 days.

(b) Mr. Coy has the sole power to direct the vote and disposition of 726,223 shares of common stock of the Issuer.

(c) Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure regarding the Employment Agreement and the Coy Letter contained in Item 3 is incorporated herein by reference. The Employment Agreement and Coy Letter incorporated by reference as Exhibits 10.1 and 10.2, respectively, to this Schedule 13D are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

10.1	Craig P. Coy Employment Agreement, dated as of January 3, 2012 (Incorporated by reference to Exhibit 10.13 of the Form 10-K for the fiscal year ended March 31, 2012.).

10.2	Craig P. Coy Employment Agreement Extension dated December 23, 2014 (Incorporated by reference to Exhibit 10.1 of the Form 8-K filed December 23, 2014).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2015	/s/Craig P. Coy
	By:	Craig P. Coy